EXHIBIT 4.3

*	Confidential Treatment has been requested for the marked portions of this exhibit pursuant to Rule 24B-2 of the Securities Exchange Act of 1934, as amended.

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SUBLICENSE AGREEMENT

THIS AGREEMENT is dated effective January 8, 2007,

AMONG:

ALNYLAM PHARMACEUTICALS, INC., a corporation duly incorporated under the laws of the State of Delaware and having an office at 300 Third Street, 3rd Floor, Cambridge, MA 02142

(“Alnylam”)

AND:

INEX PHARMACEUTICALS CORPORATION, a corporation duly incorporated under the laws of the Province of British Columbia and having an office at 100 - 8900 Glenlyon Parkway , in the City of Burnaby, in the Province of British Columbia, V5J 5J8

(the “Inex”)

WHEREAS:

A. Inex is the exclusive licensee of certain Patents (as defined below) owned by the University of British Columbia (the “University”) under a License Agreement dated effective July 1, 1998, as amended (as so amended, the “University License Agreement”).

B. Inex and Alnylam have entered into a License and Collaboration Agreement of even date with this Agreement (the “LCA”) and have entered into a Consent Agreement with the University of even date with this Agreement (the “Consent Agreement”);

C. Under Section 6.4 of the LCA, the parties are to enter into a separate agreement pursuant to which Inex is to sublicense certain of its rights under the University License Agreement to Alnylam; and

D. This Agreement is such separate agreement.

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NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the mutual covenants herein set forth, the parties hereto have covenanted and agreed as follows:

1.0	DEFINITIONS:

1.1 In this Agreement, unless a contrary intention appears, the following words and phrases shall mean:

(a)	“1999 CRA”: the Collaborative Research Agreement between Inex and the University dated effective January 1, 1999 and successor agreements thereto.

(b)	“2007 CRA”: the Collaborative Research Agreement between Inex and the University dated effective January 1, 2007 and successor agreements thereto

(c)	“Affiliate” or “Affiliated Company” or “Affiliated Companies”: with respect to any specified person, any other person that directly controls, is controlled by, or is under common control with, such specified person. For the purposes of this Article 1.1(b), “control” shall mean:

(i)	in the case of corporate entities, the direct or indirect ownership of at least 50% of the stock or participating shares entitled to vote in the general meeting of shareholders, and

(ii)	in the case of a partnership or other legal entity, ownership of at least 50% interest in the income or at least a 50% interest in the power to direct the management or policies of such entity.

For the purposes of this Agreement, the parties agree that Protiva Biotherapeutics Inc. shall not be an Affiliate of Inex.

(d)	“Alnylam Field”: means the use of Products for the treatment, prophylaxis and diagnosis of diseases in humans.

(e)	“Confidential Information” means any and all information and data, and all scientific, pre-clinical, clinical, regulatory, manufacturing, marketing, financial and commercial information or data, whether communicated in writing or orally or by any other method, which is provided by one party to the other party in connection with this Agreement.

(f)	“Date of Commencement”: July 1, 1998.

(g)	“Discloser” means a party to this Agreement providing its Confidential Information to the other party as Recipient.

(h)	“miRNA Product” means a product containing, comprised of or based on native or chemically modified RNA oligomers designed to either modulate a micro RNA transcript and/or provide the function of a micro RNA transcript.

(i)	“Patent(s)”: all Valid Claims of the following intellectual property:

(i)	the Canadian, United States and foreign patents and/or patent applications listed in Schedule “A”;

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(ii)	Canadian, United States and foreign patents issued from the applications listed in Schedule “A” and from any and all divisionals and continuations of these applications;

(iii)	claims of Canadian, United States and foreign continuation-in-part applications and of the resulting patents, which are directed to subject matter specifically described in the Canadian, United States, and foreign applications listed in Schedule “A”

(iv)	claims of all foreign patent applications, and of the resulting patents, which are directed to subject matter specifically described in the Canadian and United States patents and/or patent applications described in (i), (ii) or (iii) above; and

(v)	any reissues of United States, Canadian or foreign patents described in (i), (ii), (iii) or (iv) above.

(j)	“Product(s)”: any RNAi Product or miRNA Product that, the manufacture, use or sale of which would, but for the license granted herein, infringe a Valid Claim of one or more of the Patent(s).

(k)	“Recipient”: means a party to this Agreement receiving Confidential Information of the other party as Discloser.

(l)	“Related Parties”: means Alnylam’s Affiliates and its and their sublicensees.

(m)	“RNAi Product” means a product containing, comprised of or based on small interfering RNAs or small interfering RNA derivatives or other moieties effective in gene function modulation and designed to modulate the function of particular genes or gene products by causing degradation of a target mRNA to which such small interfering RNAs or small interfering RNA derivatives are complementary, and that is not an miRNA Product.

(n)	“Technology”: the Patent(s) and any and all knowledge, know-how and/or technique or techniques invented, developed and/or acquired, being invented, developed and/or acquired by the University solely or jointly with Inex relating to the Patent(s) as listed in Schedule “A” hereto, as amended from time to time, including, without limitation, all research, data, specifications, instructions, manuals, papers or other materials of any nature whatsoever, whether written or otherwise, relating to same.

(o)	“UBC Trade-marks”: any mark, trade-mark, service mark, logo, insignia, seal, design, symbol, or device used by the University in any manner whatsoever.

(p)	“Valid Claim”: shall mean either:

(i)	a claim of an issued and unexpired patent included within the Technology, which has not been held unenforceable, unpatentable or invalid by a court or other governmental agency of competent jurisdiction, and which has not been admitted to be invalid or unenforceable through reissue, disclaimer or otherwise, or

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(ii)	a claim in a hypothetical issued patent corresponding to a pending claim in a patent application within the Technology, provided that if such pending claim has not issued as a claim of an issued patent within the Technology within six years after the filing date of such patent application, such pending claim shall not be a Valid Claim for purposes of this Agreement. In the event that a claim of an issued patent within the Technology is held by a court or other governmental agency of competent jurisdiction to be unenforceable, unpatentable or invalid, and such holding is reversed on appeal by a higher court or agency of competition jurisdiction, such claim shall be reinstated as a Valid Claim hereunder.

2.0	PROPERTY RIGHTS IN AND TO THE TECHNOLOGY:

2.1 The parties hereto hereby acknowledge and agree that the University owns any and all right, title and interest in and to the Technology.

2.2 Alnylam shall, at the request of Inex, enter into such further agreements and execute any and all documents as may be required to ensure that ownership of the Technology remains with the University.

2.3 On the last working day of June of each and every year during which this Agreement remains in full force and effect, Inex shall deliver in writing to Alnylam the details of any Patents filed during the previous twelve month period.

3.0	GRANT OF LICENSE:

3.1 In consideration of the Royalty payments reserved in this Agreement, and the covenants on the part of Alnylam contained herein, Inex hereby grants to Alnylam an exclusive worldwide sublicense under the rights granted Inex in the University License Agreement to use and sublicense the Technology to research, develop, manufacture, have made, distribute, import, use, sell and have sold Products in and for the Alnylam Field on the terms and conditions hereinafter set forth during the term of this Agreement.

3.2 Subject to the terms and conditions of this Agreement and the LCA, Alnylam hereby grants Inex:

(a)	a non-exclusive, royalty-free license under Alnylam’s rights in the Technology solely for the purposes of performing (i) Inex’s obligations under the Collaboration (as defined in the LCA) with respect to Products in accordance with the Research Plan as set forth in Article 3 of the LCA, and (ii) the Manufacturing Activities (as defined in the LCA). Such license does not include the right to grant sublicenses except to subcontractors of Inex permitted under Section 3.5 of the LCA or the Supply Agreement (as defined in the LCA).

(b)	an exclusive, royalty-free license under Alnylam’s rights in the Technology to develop, manufacture and commercialize Inex Royalty Products (as defined in the LCA) for the treatment, prophylaxis and diagnosis of diseases in humans in and for the Territory (as defined in the LCA). Such license includes the right to grant sublicenses as provided in Section 6.2 of the LCA.

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3.3 Notwithstanding anything to the contrary in this Article 3, the parties acknowledge and agree that the University may use the Technology without charge in any manner whatsoever for non-commercial research, scholarly publication, educational or other non-commercial use.

4.0	SUBLICENSING:

4.1 [Intentionally omitted].

4.2 Alnylam shall have the right to grant sublicenses to third parties and to its Affiliates with respect to the Technology upon written notice to Inex and the University, provided that:

(a)	Alnylam will cause the Affiliate or third party so sublicensed (i) to perform the terms of this Agreement as if such Affiliate or third party were Alnylam hereunder; (ii) to represent that such Affiliate or third party is not, as of the effective date of the relevant sublicense agreement, engaged in a dispute with the University; and (iii) to be subject to a written sublicense agreement that contains terms consistent with the terms of this Agreement as described in Section 4.2(c) and that provides that the University is a third party beneficiary of, and has the right to enforce directly against the sublicensee, the terms in such sublicense agreement that are consistent with the terms listed in Section 4.2(c)(ii); and

(b)	any Affiliate so sublicensed shall confirm in writing that it agrees to be bound by the terms and conditions of this Agreement, including without limitation, the covenants in this Agreement to pay any amounts due to Inex under the terms of this Agreement. The obligations and liabilities of such Affiliate and Alnylam under this Agreement shall be joint and several and Inex shall not be obliged to seek recourse against an Affiliate before enforcing its rights against Alnylam. For greater certainty it is hereby confirmed that any default or breach by an Affiliate of any term of this Agreement will also constitute a default by Alnylam under this Agreement.

(c)	As used in this Section 4.2, the “terms of this Agreement” means (i) the terms set forth in this Agreement; (ii) terms in such sublicense agreement consistent with Sections 1.3, 1.7, 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.7, 2.8 and 2.13 of the Consent Agreement among Alnylam, Inex and the University of even date with this Agreement; and (iii) other customary and reasonable terms, including but not limited to terms relating to breach and termination, that are consistent with Alnylam’s obligations to Inex under this Agreement and the LCA.

4.3 Alnylam will furnish Inex with a copy of each sublicense granted within 30 days after execution. Any such copy may contain reasonable redactions as Alnylam may make, provided that such redactions do not include provisions necessary to demonstrate compliance with the requirements of this Agreement. If the University requests of Inex that a less redacted version of any sublicense be provided to the University, Alnylam agrees to discuss in good faith with Inex and the University the University’s concerns.

4.4 Any sublicense (including any sublicense granted to an Affiliate) granted by Alnylam shall contain covenants by the sublicensee to observe and perform similar terms and conditions to those in this Agreement and those terms set forth in Section 4.2(c), including, without limitation, a restriction on the grant of further sublicenses without notice to Inex and the University.

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4.5 Any sublicense granted by Alnylam hereunder shall survive termination of the licenses or other rights granted to Alnylam under this Sublicense Agreement, and be assumed by Inex as long as (a) the sublicensee is not then in breach of its sublicense agreement, (b) the sublicensee agrees in writing to be bound to Inex as a sublicensor and to the University under the terms and conditions of this Agreement, and (c) the sublicensee agrees in writing that in no event shall Inex assume any obligations or liabilities, or be under any obligation or requirement of performance, under any such sublicense extending beyond Inex’s obligations and liabilities under this Agreement.

5.0	ROYALTIES AND CONSIDERATION:

5.1 The parties acknowledge and agree that the consideration for the rights granted Alnylam to the Technology under this Agreement, and the consideration for the rights granted by Inex to Alnylam to other technologies under the LCA, is the payment by Alnylam of milestones and royalties in accordance with the terms of Article 7 of the LCA (“Royalty” or “Royalties”).

5.2 [Intentionally omitted]

5.3 [Intentionally omitted]

5.4 [Intentionally omitted]

5.5 [Intentionally omitted]

5.6 [Intentionally omitted]

5.7 [Intentionally omitted]

5.8 [Intentionally omitted]

5.9 [Intentionally omitted]

5.10 [Intentionally omitted]

5.11 [Intentionally omitted]

5.12 [Intentionally omitted]

5.13 [Intentionally omitted]

6.0	PATENTS:

6.1 Inex shall pay all costs of prosecuting and maintaining the Patents.

6.2 Inex shall have the right, with reasonable input from Alnylam, to identify any process, use or products arising out of the Technology that may be patentable and shall take all reasonable steps to apply for a patent in the name of the University provided that Inex pays all costs of applying for, registering, and maintaining the patent in those jurisdictions in which Inex determines that a Patent is required.

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6.3 On the issuance of a patent for the Technology Inex shall have the right to become, and shall become the licensee of the same all pursuant to the terms contained in the University License Agreement, and Alnylam shall have the right to become, and shall become the sublicensee of such rights pursuant to the terms contained in this Agreement.

6.4(a) For the purposes of this Article 6.4, “Improvements” means, in respect of any Patents: (i) any and all patents and any and all patent applications that claim priority to such Patents (whether complete or incomplete or whether filed or unfiled) including, but not limited to, provisional, non-provisional, continuations and continuations-in-part, and divisional patent applications and registrations in any jurisdiction world-wide; and (ii) any and all inventions arising from such patents or patent applications whether patented or not. Notwithstanding anything to the contrary in the University License Agreement, ownership of all Improvements (A) that fall within clause (i) of this Section 6.4(a) will be assigned to the University; and (B) that fall within clause (ii) of this Section 6.4(a) will follow inventorship as determined by U.S. patent law, except that the University will own all Improvements made by its employees, whether alone or jointly with Inex, under the 1999 CRA or 2007 CRA.

(b) Inex will promptly notify Alnylam of any disclosure under the 2007 CRA of new UBC Intellectual Property (as that term is defined in the 2007 CRA) created under the 2007 CRA that constitutes (a) INEX Collaboration IP or Joint Collaboration IP under the LCA, or (b) INEX Technology (as that term is defined in the LCA) to which Alnylam has a license under Section 6.1.1(a) of the LCA. Inex will promptly provide to Alnylam such information regarding such new UBC Intellectual Property as Alnylam may reasonably request including, but not limited to, all information regarding such new UBC Intellectual Property that is provided to Inex by the University. If requested by Alnylam within the six (6) month period provided under Section 11.1.2 of the 2007 CRA, Inex will exercise its Option under Section 11.1 of the 2007 CRA to make such new UBC Intellectual Property subject to the terms of the University License Agreement and this Agreement as requested by Alnylam.

6.5 Inex shall advise Alnylam in writing of all actions which it undertakes concerning the application and maintenance of the Patents, and shall provide copies of the substantive correspondence and documents which it sends or receives in connection therewith.

6.6 Should Inex:

(a)	discontinue pursuing one or more patent applications, patent protection or patent maintenance in relation to the Patent(s) or any continuation, continuation in-part, division, reissue, re-examination or extension thereof; or

(b)	not pursue patent protection in relation to the Patent(s) in any specific jurisdiction; or

(c)	discontinue or not pursue patent protection in relation to any further process, use or products arising out of the Technology in any jurisdiction;

then Inex shall provide Alnylam with notice of its decision to discontinue or not to pursue such patent protection concurrently with the notice provided to the University by Inex pursuant to Section 6.6 of the University License Agreement.

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6.7 [Intentionally omitted]

6.8 [Intentionally omitted]

7.0	WARRANTY:

7.1 [Intentionally omitted]

7.2 The parties acknowledge and agree that the International Sale of Goods Act and the United Nations Convention on Contracts for the International Sale of Goods have no application to this Agreement.

7.3 [Intentionally omitted]

7.4 [Intentionally omitted]

7.5 In the event of an alleged infringement by a third party of the Technology or any right with respect to the Technology, or any complaint by Alnylam alleging any infringement by a third party with respect to the Technology or any right with respect to the Technology, in each case that is licensed to Alnylam under this Agreement, Alnylam shall, subject to Inex having first obtained the University’s consent as required by Article 7 of the University License Agreement, have the right to prosecute such litigation. Inex agrees to co-operate reasonably, and to ensure that the University co-operates reasonably, to the extent of executing all necessary documents and to vest in Alnylam the right to institute any such suits, so long as all the direct or indirect costs and expenses of bringing and conducting any such litigation or settlement shall be borne by Alnylam and in such event all recoveries shall inure to Alnylam. In the event of any litigation:

(a)	Alnylam shall keep Inex fully informed of the actions and positions taken or proposed to be taken by Alnylam (on behalf of itself or a sublicensee) and actions and positions taken by all other parties to such litigation;

(b)	solely to the extent that any final disposition of the litigation that will restrict the claims in or admit any invalidity of any Patent(s) or significantly adversely affect Inex’s rights, no such disposition of the litigation shall be taken without full consultation with and approval by Inex, not to be unreasonably withheld or delayed; and

(c)	Inex may elect to participate formally in the litigation to the extent that the court may permit, but any additional expenses generated by such formal participation shall be paid by Inex (subject to the possibility of recovery of some or all of such additional expenses from such other parties to the litigation).

(d)	[Intentionally omitted]

7.6 In the event of an alleged infringement of the Technology or any third party use of the Technology which is Confidential Information, Alnylam and Inex agree that they shall reasonably cooperate to enjoin such third party’s use of the Technology.

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7.7 If any complaint alleging infringement or violation of any patent or other proprietary rights is made against Alnylam (or a sublicensee of Alnylam) with respect to the manufacture, use or sale of a Product, the following procedure shall be adopted:

(a)	Alnylam shall promptly notify Inex upon receipt of any such complaint and shall keep Inex fully informed of the actions and positions taken by the complainant and taken or proposed to be taken by Inex (on behalf of itself or a sublicensee),

(b)	all costs and expenses incurred by Alnylam (or any sublicensee of Alnylam) in investigating, resisting, litigating and settling such a complaint, including the payment of any award of damages and/or costs to any third party, shall be paid by Alnylam (or any sublicensee of Alnylam, as the case may be), and

(c)	[Intentionally omitted]

(d)	if as a result of such suit it is decided that a Product infringes any valid claim on a patent owned by another, Inex shall consider fair distribution of Royalty income.

8.0	[INTENTIONALLY OMITTED]

9.0	PUBLICATION AND CONFIDENTIALITY:

9.1 As between Inex and Alnylam, the confidentiality, non-use and publication provisions of Article 8 of the LCA shall apply to the Confidential Information of the parties. Notwithstanding any termination or expiration of this Agreement, such obligations shall survive and be binding upon the Recipient, its successors and assigns.

9.2 [Intentionally omitted]

9.3 [Intentionally omitted]

9.4 [Intentionally omitted]

9.5 [Intentionally omitted]

9.6 Alnylam acknowledges that the policies of the University require that the results of the University’s research be publishable, subject to Article 9.0 of the University License Agreement. Inex agrees that it will promptly provide to Alnylam any proposed publication or presentation provided to Inex by the University under Section 9.6 of the University License Agreement that relates to the rights sublicensed to Alnylam under this Agreement. Inex will provide such proposed publication or presentation to Alnylam in a timely manner that provides Alnylam with a reasonable period to review and comment on such proposed publication or presentation within the timeframes allowed Inex under such Section 9.6. If Alnylam identifies to Inex in any such proposed publication or presentation any Objectionable Material (as that term is defined in Section 9.7 of the University License Agreement) or any patentable subject matter which needs protection, then Inex will work with the University and use commercially reasonable efforts to obtain for Alnylam the remedies available under Section 9.7 of the University License Agreement including, if requested by Alnylam, permitting Alnylam to participate in discussions with the University.

9.7 [Intentionally omitted]

9.8 [Intentionally omitted]

9.9 [Intentionally omitted]

9.10 [Intentionally omitted]

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10.0	PRODUCTION AND MARKETING:

10.1 Alnylam shall not use any of the UBC Trade-marks or make reference to the University or its name in any advertising or publicity whatsoever, without the prior written consent of the University, except as required by law.

10.2 Alnylam shall use its reasonable commercial efforts to promote, market and sell the Products and utilize the Technology and to meet or cause to be met the market demand for the Products and the utilization of the Technology.

10.3 Alnylam acknowledges that if the University is of the view that Inex is in breach of Article 10.2 of the University License Agreement, the University shall notify Inex and Inex and the University shall appoint a mutually acceptable person as an independent evaluator to conduct the evaluation set forth in Article 10 of the University License Agreement. Alnylam will have the right to participate in any such process, and agrees to cooperate reasonably with Inex, at Inex’s expense, in such process.

10.4 [Intentionally omitted]

10.5 [Intentionally omitted]

10.6 [Intentionally omitted]

10.7 [Intentionally omitted]

10.8 Alnylam agrees that it shall deliver to Inex an annual report, due on December 31 of each year during the term of this Agreement, which summarizes the major activities Alnylam has undertaken in the course of the preceding 12 months to develop and commercialize and/or market the Technology. The report will include an outline of the status of any Products in clinical trials and the existence of any sublicenses of the Technology.

11.0	ACCOUNTING RECORDS:

11.1 [Intentionally omitted]

11.2 [Intentionally omitted]

11.3 [Intentionally omitted]

11.4 [Intentionally omitted]

11.5 During the term of this Agreement and thereafter, Inex shall use reasonable efforts to ensure that all accounting or similar information provided to Inex or its representatives remains confidential and is treated as such by Inex and the University.

12.0	INSURANCE:

12.1 [Intentionally omitted]

12.2 [Intentionally omitted]

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12.3 Alnylam shall either:

(a)	demonstrate to Inex’s reasonable satisfaction that Alnylam has a program of self insurance no less adequate than that which a reasonable and prudent businessperson carrying on a similar line of business would require; or

(b)	sixty (60) days prior to the earlier of the start of any human clinical trials or other Product testing involving human subjects by Alnylam or any sublicensee or the first sale of any Product by Alnylam, procure and maintain clinical trials, public liability, product liability and errors and omissions insurance in reasonable amounts, with a reputable and financially secure insurance carrier.

12.4 Alnylam shall ensure that any and all such policies of insurance required pursuant to this Article 12.3(b) shall include the University, its Board of Governors, faculty, officers, employees, students, and agents as additional insureds.

13.0	ASSIGNMENT:

13.1 This Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred, by either party by operation of law or otherwise, without the prior written consent of the other party; provided, however, that either party may, without the other party’s consent, assign this Agreement and its rights and obligations hereunder in whole or in part to an Affiliate or, to a party that acquires, by merger, sale of assets or otherwise, all or substantially all of the business of such party to which the subject matter of this Agreement relates; and provided, further, that any assignment of rights and/or obligations under this Agreement shall be subject to the terms and conditions of the UBC License, the Consent Agreement and the LCA. Any attempted assignment not in accordance with this Section 13.1 shall be void. The assigning party shall remain responsible for the performance by its assignee of this Agreement or any obligations hereunder so assigned to such assignee.

14.0	GOVERNING LAW AND ARBITRATION:

14.1 This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia- and the laws of Canada in force therein without regard to its conflict of law rules. All parties agree that by executing this Agreement they have attorned to the jurisdiction of the Supreme Court of British Columbia. Subject to Articles 14.2 and 14.3, the courts of British Columbia shall have exclusive jurisdiction over this Agreement.

14.2 In the event of any dispute arising between the parties concerning this Agreement, its enforceability or the interpretation thereof, the same shall be settled by a single arbitrator appointed pursuant to the provisions of the Commercial Arbitration Act of British Columbia, or any successor legislation then in force. The place of arbitration shall be Vancouver, British Columbia. The language to be used in the arbitration proceedings shall be English.

14.3 Article 14.2 shall not prevent a party hereto from applying to a court of competent jurisdiction for interim protection such as, by way of example, an interim injunction.

14.4 Notwithstanding the rest of this Article 14, if a ruling by a court or arbitral authority on any dispute between Inex and Alnylam, regarding the interpretation of this Agreement, could reasonably affect the interpretation of this Agreement, then on receipt of notice of such a dispute from Inex, the University may elect to apply to join in such proceeding.

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(a)	If the University is permitted to join in such proceeding it shall be bound by the decision of such court or arbitral authority, in so far as the interpretation of such decision could reasonably affect the interpretation of this Agreement.

(b)	If the University elects not to join in such proceeding (for reasons other than not being permitted to join) then the University hereby agrees to be bound by the decision of such court or arbitral authority, in so far as the interpretation of such decision could reasonably affect the interpretation of this Agreement.

(c)	If the University is not permitted to join in such proceeding, then the University shall not be bound by the decision of such court or arbitral authority.

If Inex and the University retain common counsel to represent them for the purposes of any such proceeding, then Inex shall bear all costs of such counsel. If the University retains independent counsel, then Inex will bear one-half of the cost of such counsel.

15.0	NOTICES:

15.1 All payments, reports and notices or other documents that any of the parties hereto are required or may desire to deliver to any other party hereto may be delivered only by personal delivery or by registered or certified mail, or fax, all postage and other charges prepaid, at the address for such party set forth below or at such other address as any party may hereinafter designate in writing to the others. Any notice personally delivered or sent by fax shall be deemed to have been given or received at the time of delivery, or transmission of the fax. Any notice mailed as aforesaid shall be deemed to have been received on the expiration of five days after it is posted, provided that if there shall be at the time of mailing or between the time of mailing and the actual receipt of the notice a mail strike, slow down or labour dispute which might affect the delivery of the notice by the mail, then the notice shall only be effected if actually received.

If to Alnylam, to:	ALNYLAM PHARMACEUTICALS, INC. 300 Third Street Cambridge, MA 02142 Attention: Chief Executive Officer Facsimile No.: (617) 551-8101

and:	FABER DAEUFER & ROSENBERG PC 950 Winter Street, Suite 4500 Waltham, MA 02451 Attention: Sumy Daeufer Facsimile No.: 781-795-4747

If to Inex:	Director, Business Development Inex Pharmaceuticals Corporation 100 - 8900 Glenlyon Parkway Burnaby, British Columbia V5J 5J8 Telephone: (604) 419-3200 Fax: (604) 419-3202

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16.0	TERM:

16.1 This Agreement and the license granted hereunder shall terminate on the expiration of a term of 20 years from the Date of Commencement or the expiration of the last Patent, whichever event shall last occur, unless earlier terminated as a result of the termination of Alnylam’s rights to INEX Technology (as that term is defined in the LCA) under the LCA. Upon expiry of the term of this Agreement (but not on earlier termination of this Agreement for any other reason) Alnylam shall thereafter have, in perpetuity, a fully paid-up world wide license to use and sublicense the Technology and to manufacture, have made, distribute, import, use and sell Products in the Alnylam Field, without further payment of Royalties to Inex. The parties acknowledge that, (a) upon termination of the LCA under certain circumstances, Alnylam’s license under this Agreement will become paid-up; (b) notwithstanding such license becoming paid-up, Alnylam will be responsible for the payment to the University, or for the reimbursement to Inex, of the amounts due the University from Inex under the University License Agreement arising out of Alnylam’s activities under the licenses granted under this Agreement; (c) such payments will be based on the amounts that would have been due Inex under the LCA had the LCA not been terminated; and (d) except for becoming paid-up, the license granted Alnylam under this Agreement will not change as a result of such termination. Expiration or termination of this Agreement shall not relieve the parties of any obligation accruing prior to such expiration or termination. Any expiration or termination of this Agreement shall be without prejudice to the rights of either Party against the other accrued or accruing under this Agreement prior to expiration or termination, including without limitation the obligation to pay royalties sold prior to such expiration or termination.

17.0	[INTENTIONALLY OMITTED]

18.0	MISCELLANEOUS COVENANTS OF LICENSEE:

18.1 [Intentionally omitted]

18.2 [Intentionally omitted].

18.3 Alnylam shall comply with all laws, regulations and ordinances, whether Federal, Provincial, Municipal or otherwise with respect to the Technology and/or this Agreement.

18.4 [Intentionally omitted]

18.5 [Intentionally omitted]

19.0	[INTENTIONALLY OMITTED]

20.0	GENERAL:

20.1 [Intentionally omitted].

20.2 Nothing contained herein shall be deemed or construed to create between the parties hereto a partnership or joint venture. No party shall have the authority to act on behalf of any other party, or to commit any other party in any manner or cause whatsoever or to use any other party’s name in any way not specifically authorized by this Agreement. No party shall be liable for any act, omission, representation, obligation or debt of any other party, even if informed of such act, omission, representation, obligation or debt.

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20.3 Subject to the limitations hereinbefore expressed, this Agreement shall inure to the benefit of and be binding upon the parties, and their respective successors and permitted assigns.

20.4 No condoning, excusing or overlooking by any party of any default, breach or non-observance by any other party at any time or times in respect of any covenants, provisos, or conditions of this Agreement shall operate as a waiver of such party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance, so as to defeat in any way the rights of such party in respect of any such continuing or subsequent default or breach and no waiver shall be inferred from or implied by anything done or omitted by such party, save only an express waiver in writing.

20.5 No exercise of a specific right or remedy by any party precludes it from or prejudices it in exercising another right or pursuing another remedy or maintaining an action to which it may otherwise be entitled either at law or in equity.

20.6 Marginal headings as used in this Agreement are for the convenience of reference only and do not form a part of this Agreement and are not be used in the interpretation hereof.

20.7 The terms and provisions, covenants and conditions contained in this Agreement which by the terms hereof require their performance by the parties hereto after the expiration or termination of this Agreement shall be and remain in force notwithstanding such expiration or other termination of this Agreement for any reason whatsoever.

20.8 If any Article, part, section, clause, paragraph or subparagraph of this Agreement shall be held to be indefinite, invalid, illegal or otherwise voidable or unenforceable, the entire agreement shall not fail on account thereof, and the balance of the Agreement shall continue in full force and effect.

20.9 [Intentionally omitted]

20.10 All amounts due and owing to Inex hereunder but not paid by Alnylam on the due date thereof shall bear interest in Canadian dollars at the rate of one per cent (1%) per month. Such interest shall accrue on the balance of unpaid amounts from time to time outstanding from the date on which portions of such amounts become due and owing until payment thereof in full.

20.11 This Agreement sets forth the entire understanding between the parties and no modifications hereof shall be binding unless executed in writing by the parties hereto.

20.12 Whenever the singular or masculine or neuter is used throughout this Agreement the same shall be construed as meaning the plural or feminine or body corporate when the context or the parties hereto may require.

[Signature page follows]

Execution Copy

IN WITNESS WHEREOF the parties hereto have hereunto executed this Agreement on the 8th day of January, 2007.

Signed for and on behalf of
ALNYLAM PHARMACEUTICALS, INC.
by its duly authorized officer:

/s/ John Maraganore
Name: John Maraganore, Ph.D.
Title: President and Chief Executive Officer
Date: January 8, 2007

Signed for and on behalf of
INEX PHARMACEUTICALS CORPORATION
by its duly authorized officer:

/s/ Timothy M. Ruane
Name: Timothy M. Ruane
Title: President & CEO
Date: January 8, 2007

Execution Copy

SCHEDULE A - SUBLICENSED PATENTS

Inex File Number	Title	Serial/ Patent Numbers	Inventors	Owner
[*]	[*]	[*]	[*]	[*]

* Confidential Treatment Requested.